Filed by: The Payden & Rygel Investment Group

(SEC File No. 811-06625)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed under Rule 14a-6

under the Securities Exchange Act of 1934, as amended.

Subject Company: The Payden & Rygel Investment Group

(SEC File Nos. 333-297476; 811-06625).

Adjourned Meeting, Your Vote is Required

Dear Shareholder,

You are receiving this letter because you own shares of the Payden Global Low Duration Fund, either directly or through a broker-dealer.

Adjourned Meeting Date: October 23, 2026. Please submit your vote by October 22st using one of the following methods:

Ways to Vote

●	Online: Visit www.proxyvote.com and enter the 16-digit control number found on your enclosed ballot.

●	Phone: Call 1-844-438-4878 to speak with a representative, or use the automated number listed on your ballot.

●	Mail: Complete, sign, and return the enclosed ballot to the envelope provided.

Proposal Overview

You are being asked to approve the reorganization of the Payden Global Low Duration Fund into the Payden Low Duration Fund. The proposal seeks to improve operational efficiency and lower operating expenses while maintaining the same investment objective. If the reorganization is approved and completed, you will receive Investor Class shares of the acquiring fund equal in aggregate value to your existing investment, with no transaction fees associated with the exchange.

Your prompt vote helps reduce additional solicitation expenses and ensures your voice is heard.

Thank you for your attention and continued support.

Sincerely,

The Payden & Rygel Investment Group

In connection with the important proposal mentioned above, a combined proxy statement and prospectus that is included in a registration statement on Form N-14 (“Registration Statement”) has been filed with the Securities and Exchange Commission (“SEC”). Shareholders are urged to read the Registration Statement, including the proxy materials included therein, and any other relevant documents because they contain important information about your investment in the Fund. The proxy materials are available at www.proxyvote.com. The Registration Statement is available for free on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and you may request a free copy of the Registration Statement and other documents incorporated by calling 1-800-572-9336, visiting the Fund’s internet site at payden.com or writing to the Fund at Payden Funds, P.O. Box 534496, Pittsburgh, PA 15253-4496.